February 27, 2019

Harris Associates LP

Attn: Vineeta Raketich

Managing Director, Global Operations & Client Relations

111 W Wacker Drive, Suite 4600

Chicago, IL 60606

    Re: Amendment to Schedule B

Dear Sir or Madam:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated January 11, 2002, as amended on March 26, 2003, May 29, 2003, December 2, 2004, February 1, 2006 and November 16, 2006 (the “Agreement”).

The amended Schedule B reflects changes with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective March 1, 2019.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Jonathan de St. Paer

Name:	Jonathan de St. Paer
Title:	President

ACKNOWLEDGED AND AGREED TO:

Harris Associates LP

By:	/s/ Kristi L. Rowsell
Name:	Kristi L. Rowsell
Title:	President

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

HARRIS ASSOCIATES LP

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”).    Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the average of all applicable fee percentages payable to Sub-Adviser by a client under any other advisory or sub-advisory agreements for comparable investment advisory services provided pursuant to a substantially similar investment strategy (each a “Third Party Percentage”) excluding clients that (i) are affiliates of the Sub-Adviser, (ii) have multiple relationships with the Sub-Adviser and have assets managed by Sub-Adviser that, on an aggregate basis, are greater than the Managed Assets, or (iii) have assets managed by Sub-Adviser that are greater than the Managed Assets.    If at any time, the Company Percentage is greater than the average of all Third Party Percentages (excluding the Company Percentage), the Company Percentage will be reduced to be equal or less than the average of all Third Party Percentages (excluding the Company Percentage), including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule.    Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

60 Basis points on the first $125 million

57.5 Basis points on the next $125 million

55 Basis points on amounts over $250 million

50 Basis points on amounts over $500 million

Effective Date of this Schedule B: March 1, 2019